                                   FORM 8-A/A
                                (AMENDMENT NO. 1)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                              CATHAY BANCORP, INC.
------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                Delaware                                   95-4274680
    -------------------------------               ----------------------------
    (State or Other Jurisdiction of               (IRS Employer Identification
             Incorporation)                                   No.)

777 North Broadway, Los Angeles, California                 90012
------------------------------------------------------------------------------
    (Address of Principal Executive Offices)             (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value

THE FOLLOWING ITEM 1 IS BEING AMENDED AND RESTATED IN ITS ENTIRETY IN ORDER TO DESCRIBE OUR REGISTERED SECURITIES IN A MANNER CONSISTENT WITH THE SEC'S "PLAIN ENGLISH" GUIDELINES.


ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         Cathay Bancorp, Inc. is authorized to issue up to 25,000,000 shares of common stock, $.01 par value per share, and up to 10,000,000 shares of preferred stock, $.01 par value per share. As of September 3, 1999, we had 9,021,317 shares of common stock and no shares of preferred stock outstanding. In this registration statement, "Bancorp," "we," "us" and "our" refer to Cathay Bancorp, Inc.

                                  COMMON STOCK

VOTING RIGHTS

         Unless otherwise provided in Bancorp's Certificate of Incorporation, each holder of common stock is entitled to one vote for each share held on any matter subject to stockholder approval, including the election of directors. The Restated Certificate does not permit cumulative voting in the election of directors, except in very limited circumstances. See "Change of Control and Related Matters - Contingent Cumulative Voting for Directors" below. Thus, holders of a majority of the outstanding shares of common stock are generally able to elect all of the directors standing for election in each year, subject to any rights of any preferred stock that is then issued and outstanding. See "Preferred Stock" below.

DIVIDEND RIGHTS

         Holders of common stock are entitled to dividends when and as declared by the Board of Directors. Our ability to pay dividends is limited by restrictions imposed by Delaware law. Our principal source of income is from dividends from Cathay Bank. Cathay Bank's ability to pay dividends is subject to tax, California law and other regulatory restrictions. In addition, any issuance of preferred stock with a preference over common stock as to dividends may adversely affect the dividend rights of holders of common stock. See "Preferred Stock" below.

PREEMPTIVE RIGHTS

         Common stockholders have no preemptive rights to purchase any shares of capital stock that Bancorp may issue in the future. Therefore, the Board of Directors may sell shares of capital stock without first offering them to existing stockholders.

ASSESSABILITY

         Under Delaware law, the issued shares of common stock are nonassessable.


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


                                 PREFERRED STOCK

         Our Board of Directors is authorized, without further stockholder approval, to:

         - Issue shares of preferred stock, in one or more series, from time to time;

         - Fix the voting rights, designations, preferences or other rights of the shares of each class or series of preferred stock; and

         - Fix the qualifications, limitations and restrictions on the shares of each class or series of preferred stock.

         Any preferred stock may rank prior to the common stock as to dividend rights or liquidation preferences, or both. It may have full, limited or no voting rights. It may be convertible into shares of common stock. The issuance of preferred stock may affect the value or proportionate voting power of the common stock. Thus, if the Board of Directors issues shares of preferred stock, the rights of common stockholders may be adversely affected. However, other than the preferred stock that may be issuable under Bancorp's Shareholder Rights Plan in certain circumstances, the Board of Directors does not presently intend to issue preferred stock. See "Change in Control and Related Matters - Shareholder Rights Plan" below.

                      CHANGE IN CONTROL AND RELATED MATTERS

         The following are some provisions in Bancorp's Restated Certificate of Incorporation, Restated Bylaws and Shareholder Rights Plan that deal with matters of corporate governance and the rights of stockholders. Provisions relating to stock ownership and transfer, the Board of Directors and business combinations may have an "anti-takeover" effect. They may discourage takeover attempts not first approved by our directors, including takeover attempts that some stockholders, or even a majority of stockholders, might believe to be in their interests. These provisions may also make it more difficult to remove management. However, we believe that these provisions are appropriate to protect the interests of our company and our stockholders from hostile takeovers that the Board believes would not be in the best interests of our company and all its stockholders.

         The following discussion is a summary of some provisions of the Restated Certificate, Restated Bylaws and Shareholder Rights Plan that may relate to change in control and related matters. As such, it may not contain all information that may be important. The discussion is qualified in its entirety by reference to the full text of the Restated Certificate, Restated Bylaws and Shareholder Rights Plan, which are exhibits to this registration statement.

AUTHORIZED BUT UNISSUED SHARES

         The shares of common stock and preferred stock which are authorized but not issued provide our Board of Directors with flexibility to issue additional shares, without stockholder approval, for proper corporate purposes. Proper corporate purposes include financings, acquisitions, stock dividends, stock splits, employee stock options and other similar purposes. These shares may also be used by the Board to deter future attempts to gain control of Bancorp.

DIRECTORS

         NUMBER, VOTING AND STAGGERED TERMS. Under the Restated Bylaws, the Board of Directors consists of that number of directors, not less than three nor more than 25, fixed by resolution of the Board of Directors. The Board of Directors is currently composed of eleven directors.

         The Restated Certificate permits directors to be elected by class. We have three classes of directors. One class is elected each year for a three-year term, to hold office until his or her successor is duly elected and qualified. So, ordinarily no more than approximately one-third of the directors stand for election in any one year. The Restated Certificate does not provide for cumulative voting in the election of directors, except in very limited circumstances. See "-Contingent Cumulative Voting for Directors" below.

         REMOVAL OF DIRECTORS. Under the Restated Certificate, directors may only be removed from office:

         -        For cause, and

         - By the affirmative vote of 80% of the combined voting power of the outstanding shares of all classes and series of stock eligible to vote generally in the election of directors (the "voting stock"), voting together as a single class, at a duly constituted meeting called expressly for that purpose.

         These provisions are intended to provide continuity of the Board of Directors. However, they may make it more difficult and time-consuming for a stockholder group to use fully its voting power to gain control of the Board.

         VACANCIES ON THE BOARD OF DIRECTORS. Under the Restated Bylaws, any vacancy on the Board of Directors, including a vacancy that results from an expansion of the Board, may be filled by an affirmative vote of a majority of the remaining directors. However, if a vacancy occurs when there is an "interested stockholder" (as defined in the Restated Certificate) beneficially owning 10% or more of the outstanding voting stock, a majority vote of the "continuing directors" (as defined in the Restated Certificate) is also required. Any director appointed to fill a vacancy would serve for the full remaining term and his or her successor has been elected and qualified.

         CONTINGENT CUMULATIVE VOTING FOR DIRECTORS. Cumulative voting in the election of directors is only available to stockholders if a person or group acquires 40% of the outstanding voting stock.


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


STOCKHOLDER MEETINGS

         ANNUAL AND SPECIAL MEETINGS. An annual meeting of stockholders for the election of directors and the transaction of other proper business is to be held at the date and time set by the Board of Directors. The Chairman of the Board, the President, or a majority of the Board of Directors may also call a special meeting of stockholders for any specified purpose at any time. The Restated Certificate does not generally permit stockholders to take action by written consent, but requires an action requiring a vote of stockholders to be taken only at an annual or special meeting.

         NEW BUSINESS. Under the Restated Bylaws, a stockholder who intends to raise new business at an annual meeting of stockholders must give written notice to the Secretary of Bancorp not less than 60 nor more than 90 days before the scheduled annual meeting. However, if Bancorp gives less than 70 days' notice or prior public disclosure of the meeting, the stockholder's written notice must be received by the Secretary within ten days of the date of Bancorp's notice or disclosure of the meeting. Only stockholders of record entitled to vote at the meeting who follow all the requirements of the Restated Bylaws may raise new business at an annual meeting. Such new business may not be raised at a special meeting. The new business must also be a proper matter for action under Delaware law and the Restated Certificate and Bylaws.

         The Restated Bylaws require, among other things, that the stockholder supply information concerning the stockholder and the stockholder's interest in the proposed new business matter. If the stockholder supplies information that is deficient in any material respect, a majority of the Board of Directors may reject the stockholder's request to place the proposal before the meeting. In addition, the presiding officer at the annual meeting may also reject the stockholder's request, if he or she determines that it is defective.

         The purpose of requiring advance notice of new business is to allow the Board of Directors to give advance notice of the new business to the stockholders generally and to afford a meaningful opportunity to consider the merits of the matter to be raised by the stockholder.

         The stockholder notice described above is separate and apart from the rules promulgated by the SEC under the Securities Exchange Act of 1934, that entitle a stockholder in specific circumstances to require Bancorp to include that stockholder's proposal (but not that stockholder's nominees for director) in the proxy materials distributed by Bancorp for its next annual meeting of stockholders.

         NOMINATION OF DIRECTORS. Under the Restated Bylaws, nominations for the election of directors may only be made by a majority of the Board of Directors or by stockholders of record entitled to vote at the meeting who follows all the applicable requirements of the Restated Bylaws. Such stockholders who intend to nominate candidates for election as directors must deliver written notice to the Secretary of Bancorp not less than 60 nor more than 90 days prior to the date of the scheduled annual meeting. However, if Bancorp gives less than 70 days' notice or prior disclosure of the meeting, the stockholder's written notice must be received by the


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

Secretary within ten days of the date of Bancorp's notice or disclosure of the meeting. The stockholder's notice must, among other things, give the following information for each nominee:

         - The name, age, business address and residence address of the person,

         -        The principal occupation or employment of the person,

         - The class and number of shares of stock beneficially owned by the person on the date of the notice, and

         - Any other information relating to the person that would be required to be disclosed pursuant to Regulations 13D-G and 14A under the Securities Exchange Act of 1934.

         The stockholder is also required to include in his or her notice his or her name and address, his or her beneficial stock ownership and the identity of other stockholders known by the stockholder to support the nominees and the extent of those persons' beneficial stock ownership. A majority of the Board of Directors may reject a nomination by a stockholder not made in accordance with the requirements of the Restated Bylaws. In addition, the presiding officer at the annual meeting may also reject the nominations, if he or she determines that they are defective.

         The purpose of the advance notice requirement is to afford the Board of Directors the opportunity to consider the qualifications of the proposed nominees and to inform stockholders about the nominee's qualifications.

PROVISIONS RELATING TO BOARD OF DIRECTORS' EXERCISE OF BUSINESS JUDGMENT

         The Restated Certificate permits the Board of Directors, when evaluating any tender, exchange, merger, acquisition or similar offer of another person, in the exercise of its business judgment, to give due consideration to all relevant factors. These factors include:

         - The social and economic effects of the offer and of acceptance of the offer on account holders, borrowers, employees, suppliers and other entities doing business with us;

         - The social and economic effects of the offer and of acceptance of the offer on the communities in which we operate or are located; and

         - Other factors, including the desirability of maintaining our independence from entities that are our customers or competitors.

AMENDMENT OF THE RESTATED CERTIFICATE

         An amendment of the Restated Certificate must first be approved by a majority of the Board of Directors and thereafter by a majority, or in the case of amendments to certain articles 80%, of the outstanding voting stock, voting as a single class, in addition to any other voting requirements.

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

AMENDMENT OF THE RESTATED BYLAWS

         Under the Restated Certificate, Bylaws may be adopted or amended either by the stockholders or the Board of Directors, unless Delaware law, the Restated Certificate or the Restated Bylaws require stockholder action to be taken. Action by the Board of Directors requires the affirmative vote of a majority of the directors then in office. However, if there is an interested stockholder beneficially owning 10% or more of the outstanding voting stock at the time of the action, the action also requires the affirmative vote of at least a majority of the continuing directors then in office. Action by the stockholders requires the affirmative vote of at least 80% of the voting stock, voting together as a single class, at a duly constituted meeting called expressly for that purpose, in addition to any other voting requirements required by law, the Restated Certificate and Restated Bylaws.

STOCKHOLDER VOTE REQUIRED TO APPROVE CERTAIN BUSINESS COMBINATIONS - "FAIR PRICE" PROVISION

         Under the Restated Certificate, any "business combination" (as defined in the Restated Certificate) involving an interested stockholder beneficially owning 10% or more of the outstanding voting stock, or its affiliates or associates, and Bancorp or any subsidiary, requires the approval of holders of at least 80% of the outstanding shares of voting stock, voting as a single class, excluding shares beneficially owned by the interested stockholder. This vote is required even if no vote is required or a lesser percentage or separate class vote may be specified by law or another provision of the Restated Certificate or Bylaws.

         However, if the business combination is approved by a majority of the continuing directors or if specified procedures and price requirements are met, then the 80% stockholder vote is not required. The 80% stockholder vote is not required if the stockholders who are divested of their equity interest in Bancorp in the business combination receive not less than the highest of:

         - The highest per share price paid by the interested stockholder for a share of stock in connection with the acquisition by the interested stockholder of the stock, whichever is higher:

                  * Within the two-year period immediately before the date the combination was announced, or

                  * In a transaction or series of related transactions in which the interested stockholder became an interested stockholder;

         - The fair market value per share of the stock, whichever is higher, on:

                  *        The day the combination was announced, or

                  * The day that the interested stockholder became an interested stockholder; and

         - In the case of capital stock other than common stock, the highest preferential amount per share, if any, to which the holders of the stock would be entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation.

         This "fair price" provision is designed in part to discourage certain types of two-tiered tender offers for the stock of a corporation. In the first step, a tender offer is made for less than all the outstanding shares of the corporation. In the second step, the acquiring company then attempts, through a "business combination," to force the remaining stockholders to sell their stock at a reduced price. This provision is intended to give the Board of Directors the ability to negotiate the best price possible in the event of an offer to purchase Bancorp and to prevent stockholders from coming under pressure to sell their shares at less than a "fair price."

ANTI-GREENMAIL PROVISION

         The Restated Certificate prohibits Bancorp from purchasing any shares of its stock at a price greater than its then fair market value from an "interested stockholder" (as defined in the Restated Certificate) beneficially owning 5% or more of the outstanding voting stock, who was an interested stockholder for a period of less than two years before the date of the purchase or agreement to purchase. The purchase may be permitted, however, if:

         - It is approved by a majority of the outstanding voting stock, voting as a class, excluding the shares beneficially owned by the interested stockholder,

         - The same offer is made to all other holders of the same kind of securities, or

         - The shares of the interested stockholder are repurchased in the open market.

SHAREHOLDER RIGHTS PLAN

         Under the Shareholder Rights Plan, the Board of Directors declared a dividend of one right for each share of common stock outstanding on December 20, 1990 (the "rights record date") and authorized the issuance of one right, subject to adjustment, for each share of common stock that becomes outstanding between the rights record date and the "distribution date" (as described below). Each right entitles the registered holder of the right to purchase one one-hundredth (1/100) of a share of series A preferred stock, or other securities or property as provided in the Shareholder Rights Plan, at a purchase price of $55.00.

         The terms and conditions of the rights are contained in a Rights Agreement. The following discussion is a summary of some provisions of the Rights Agreement. As such, it may not contain all information that may be important. The discussion is qualified in its entirety by reference to the full text of the Rights Agreement, which is an exhibit to this registration statement.

         The rights are not currently exercisable, and we have not issued certificates for them. Until the distribution date, or the earlier redemption or expiration of the rights, the rights automatically trade with the common stock. The rights expire at the close of business on December 20, 2000, unless we redeem or exchange them earlier.


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

         The rights are not exercisable until the distribution date and the Board's right of redemption has expired. The "distribution date" will occur on the earlier of:

         -        The tenth day following either:

                  * The first public announcement that a person or group of affiliated or associated persons (an "acquiring person") other than Bancorp, any subsidiary of Bancorp or any employee benefit plan or employee stock plan of Bancorp or any of its subsidiaries ("exempt persons"), has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding common stock (the "stock acquisition date"), or

                  * The earlier date that a majority of the Board of Directors becomes aware of the existence of an acquiring person; or

         - The nineteenth business day following the commencement by any person other than an exempt person of, or the first public announcement of the intention to commence, a tender or exchange offer that would result in the ownership of 20% or more of the outstanding common stock.

         The distribution date may be extended by the Board of Directors. In addition, after the acquisition of shares of common stock by an acquiring person, the rights beneficially owned by the acquiring person, and in certain circumstances the acquiring person's transferee, become null and void.

         As soon as practicable after the distribution date, separate rights certificates will be mailed to record holders of common stock at the close of business on the distribution date. The rights certificates alone will then evidence the rights and the rights will then be transferable separate and apart from the common stock. Until a right is properly exercised and the purchase price is paid, the holder will have no rights as a Bancorp stockholder, including the rights to vote or receive dividends.

         At any time until ten days after the stock acquisition date, or longer if the ten-day period is extended by the Board, the Board may cause Bancorp to redeem all, but not less than all, of the rights at a price of $.01 per right, subject to adjustment. On the redemption, the right to exercise the rights will terminate, and the holders of outstanding rights will only be entitled to receive the redemption price without any interest.

         The series A preferred stock is nonredeemable and, unless otherwise provided in connection with the creation of a later series of preferred stock, subordinate to all other series of preferred stock. The series A preferred stock may not be issued except on exercise or exchange of rights. Each share of series A preferred stock is be entitled to receive, when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share or 100 times the quarterly cash dividend declared on the common stock. In addition, the series A preferred stock is entitled to 100 times any noncash dividends, other than dividends payable in equity securities, declared on the common stock, in like kind. In the event of the liquidation, dissolution or winding up of Bancorp, holders of series A preferred stock are entitled to receive a liquidation payment in an


                                      9
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amount equal to the greater of $100 per share or 100 times the liquidation payment made per share of common stock. Each outstanding share of series A preferred stock has one hundred votes, voting together with the common stock. In any merger, consolidation or other transaction in which common shares are exchanged, each share of series A preferred stock is entitled to receive 100 times the amount received per share of common stock. The rights of the series A preferred stock as to dividends, liquidation and voting are subject to certain antidilution provisions.

         The purchase price payable, the number of rights outstanding and the number of shares of series A preferred stock or other securities or property issuable on exercise of the rights are subject to adjustment from time to time to prevent dilution. As of the date of this amendment to registration statement, no such adjustments have been made. The events on which adjustments may occur, include, among others:

         - A stock dividend on, or a subdivision, combination or reclassification of, the series A preferred stock;

         - A grant to holders of the series A preferred stock of certain rights or warrants to subscribe for series A preferred stock or convertible securities at less than the current market price of the series A preferred stock; or

         - A distribution to holders of the series A preferred stock of evidences of indebtedness or assets (excluding regular cash dividends and dividends payable in series A preferred stock) or of subscription rights or warrants.

         If any person, alone or together with its affiliates and associates, becomes an acquiring person (as described above), then each holder of a right, other than the acquiring person, will have the right to receive, on payment of the purchase price, instead of series A preferred stock, that number of shares of common stock having a market value equal to twice the purchase price. However, these rights do not apply to a tender or exchange offer for all outstanding shares of common stock, if the offer is approved by the Board of Directors after taking into account the long-term value of Bancorp and all other factors that the Board deems relevant (a "permitted tender offer").

         If insufficient shares of common stock are available for the full exercise of the rights, Bancorp may, in addition to issuing shares of available common stock, issue cash, property, debt or other securities of Bancorp, or reduce the purchase price of the rights, in such combination as the Board may determined, so that the aggregate value received on exercise of a right is equal to twice the purchase price. Depending on the number of shares of common stock outstanding and the then market price of the common stock, Bancorp may have insufficient shares of common stock available for the full exercise of the rights, and may instead be required to issue cash, property, debt or other securities, or reduce the purchase price of the rights.

         At any time after a person becomes an acquiring person other than pursuant to a permitted tender offer, and the rights become exercisable the Board may, at its option, exchange all or part of the then outstanding and exercisable rights for shares of common stock at an exchange ratio of one share of common stock per right, subject to adjustment. However, the Board may not so exchange rights for shares after the time that any

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

acquiring person becomes the beneficial owner of 50% or more of the then outstanding common stock.

         If after the stock acquisition date, Bancorp is acquired in a merger or other business combination in which any shares of Bancorp common stock are changed into or exchanged for other securities, cash or property, or more than 50% of the assets or earning power of Bancorp together with its subsidiaries are sold or transferred in one or a series of related transactions, and the rights are not earlier redeemed, provision must be made to give each holder of record of a right (other than an acquiring person) the right to receive, on payment of the purchase price, that number of shares of common stock of the purchaser equal to twice the purchase price, determined in accordance with the Rights Agreement. The purchaser must also assume all obligations of Bancorp under the Rights Agreement and, on exercise of the rights, the holders (other than the acquiring person) must be entitled to receive such cash, shares, rights and other property which that the holder would have been entitled to had the holder held common stock at the time of the transaction.

         However, the above right to purchase stock of a purchaser does not apply if the transaction is in connection with a permitted tender offer, the form of consideration paid to holders of common stock in the transaction is the same form of consideration paid in the permitted tender offer and the value paid to holders of common stock in the transaction is not less than the price value in the permitted tender offer.

         Bancorp is not required to issue fractional shares of series A preferred stock or other securities issuable on exercise of the rights. At its election, interests in fractional shares of series A preferred stock may be evidenced by depositary receipts. Or, it may also issue cash in lieu of fractional shares.

         As long as the rights are redeemable, the Board of Directors may amend the rights in any manner, provided that it does not amend the redemption price or date of expiration of the rights. At any time when the rights are not redeemable, it may amend the rights in any manner that does not adversely affect the interests of holders of the rights as such.

         The Shareholder Rights Plan is intended to protect stockholder interests and help assure that stockholders receive fair and equal treatment if an attempt is made to acquire Bancorp. The Rights Agreement contains provisions to safeguard stockholders in the event of an unsolicited offer to acquire Bancorp, whether through a gradual accumulation of shares in the open market, a partial offer to acquire Bancorp, a partial or two-tiered offer that does not treat all stockholders equally, the acquisition in the open market or otherwise of shares constituting control without offering fair value to all stockholders, or other coercive or abusive takeover tactics.


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


                                MARKET FOR STOCK

         Our common stock trades on the Nasdaq National Market tier of The Nasdaq National Stock Market under the symbol "CATY." During 1998, total trading volume was approximately 1,793,000. The approximate number of stockholders at September 13, 1999 was 1,734. Bancorp paid an aggregate per share cash dividend of $0.70 in 1998 and $0.625 in 1997. The following table summarizes the quarterly high, low and closing prices, and the trading volume since the first quarter of 1997.

                                                                                   END OF     TRADING
                                                             HIGH        LOW       PERIOD     VOLUME(1)
                                                             ----        ---       ------     ---------
         1997
              First quarter................................$21.750     $19.250     $21.500    258,334
              Second quarter............................... 25.000      20.750      24.750    236,313
              Third quarter................................ 33.000      24.000      31.750    373,211
              Fourth quarter............................... 37.375      30.500      36.500    343,347
         1998
              First quarter ...............................$39.125     $32.000     $35.750    338,373
              Second quarter............................... 48.000      35.500      46.500    527,920
              Third quarter................................ 46.500      27.375      36.500    601,905
              Fourth quarter............................... 41.563      27.000      41.000    325,019
         1999
              First quarter................................$41.000     $33.250     $37.625    305,330
              Second quarter............................... 43.000      32.500      42.500    416,760
              Third quarter (through September 13)......... 40.500      37.625      37.625    388,073

------------
 (1) We do not represent that the outstanding shares may either be bought or sold at a certain price. The stock is traded on the Nasdaq.


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



                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California, on September 16, 1999.

                                     CATHAY BANCORP, INC.


                                     By /s/ Dunson K. Cheng
                                        -------------------
                                        Dunson K. Cheng
                                        Chairman and President


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